CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2017 and 2016

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management’s Report on Financial Statements

The consolidated financial statements of Asanko Gold Inc. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and reviews the scope of the external auditors’ audit and non-audit work. The Audit Committee is appointed by the Board, and all of its members are independent directors.

The consolidated financial statements have been audited by KPMG LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management’s Report over Internal Controls over Financial Reporting

Management has developed and maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment, the Company’s internal control over financial reporting is effective as at December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has also been audited by KPMG LLP.

“Peter Breese”	“Fausto Di Trapani”

Peter Breese	Fausto Di Trapani
Director, President and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Asanko Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Asanko Gold Inc. (the “Entity”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Entity’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Entity’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

//s// KPMG LLP

Chartered Professional Accountants
We have served as the Company's auditor since 2011.

Vancouver, Canada
March 13, 2018

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Asanko Gold Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Asanko Gold Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated March 13, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Responsibility for Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 13, 2018

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, except share and per share amounts)

		2017	2016
	Note	$	$

Revenue	6	256,203	185,167
Royalties	6	(12,810)	(9,258)
Net revenue		243,393	175,909

Cost of sales:
Production costs	7	(116,628)	(88,688)
Depreciation and depletion	17	(64,153)	(52,958)
Total cost of sales		(180,781)	(141,646)

Write-off of deferred stripping asset	8	-	(7,123)
Income from mine operations		62,612	27,140
Exploration and evaluation expenditures		(2,050)	(1,425)
General and administrative expenses	9	(12,590)	(12,538)
Income from operations		47,972	13,177

Finance income		609	634
Finance expense	10	(17,476)	(13,849)
Foreign exchange loss		(383)	(1,777)
Gain on derivatives		-	37
Income (loss) before income taxes		30,722	(1,778)

Current income tax expense	11	(1,301)	(1,531)
Deferred income tax expense	11	(22,774)	(9,907)
Net income (loss) and comprehensive income (loss) for the year		6,647	(13,216)

Net income (loss) attributable to:
Common shareholders of the Company		6,077	(13,216)
Non-controlling interest	12	570	-
Net income (loss) for the year		6,647	(13,216)

Earnings (loss) per share attributable to common shareholders:
Basic		0.03	(0.07)
Diluted		0.03	(0.07)

Weighted average number of shares outstanding:
Basic	13	203,333,111	198,973,570
Diluted	13	204,394,452	198,973,570

The accompanying notes form an integral part of these consolidated financial statements.

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars)
		December 31, 2017	December 31, 2016
	Note	$	$
Assets
Current assets
Cash and cash equivalents		49,330	59,675
Receivables		2,125	1,468
Inventories	14	33,887	32,374
Prepaid expenses and deposits		3,468	3,320
VAT receivable	15	5,070	22,881
		93,880	119,718
Non-current assets
Inventories	14	2,245	-
Reclamation deposit	16	1,837	1,750
Exploration and evaluation assets	17	13,085	12,757
Mineral properties, plant and equipment	17	597,738	528,487
		614,905	542,994
Total assets		708,785	662,712
Liabilities
Current liabilities
Accounts payable and accrued liabilities		47,916	46,934
Current portion of long-term debt	18	36,451	469
		84,367	47,403
Non-current liabilities
Long-term debt	18	121,877	154,503
Asset retirement provisions	19	30,790	25,374
Deferred income tax liability	11	41,781	19,007
		194,448	198,884
Total liabilities		278,815	246,287
Equity
Common shareholders' equity
Share capital	20	561,441	556,256
Equity reserves	21	48,326	46,613
Accumulated deficit		(180,367)	(186,444)
Total common shareholders' equity		429,400	416,425
Non-controlling interest	12	570	-
Total equity		429,970	416,425
Total liabilities and equity		708,785	662,712
Commitments and contractual obligations	22
Contingencies	23
Subsequent events	29

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

“Peter Breese”	“Marcel de Groot”
Director	Director

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, except for number of common shares)

						Non-
		Number	Share	Equity	Accumulated	controlling	Total
		of shares	capital	reserves	deficit	interest	equity
	Note		$	$	$	$	$
Balance as at December 31, 2015		196,995,607	540,133	47,504	(173,228)	-	414,409
Issuance of common shares for:
Asset acquisition	17 (d)	2,000,000	8,395	-	-	-	8,395
Exercise of share-based options	21 (a)	2,833,600	7,728	(2,493)	-	-	5,235
Share-based payments	21 (a)	-	-	1,602	-	-	1,602
Net loss and comprehensive loss for the year		-	-	-	(13,216)	-	(13,216)
Balance as at December 31, 2016		201,829,207	556,256	46,613	(186,444)	-	416,425

Balance as at December 31, 2016		201,829,207	556,256	46,613	(186,444)	-	416,425
Issuance of common shares for:
Exercise of share-based options	21 (a)	1,620,750	5,185	(1,613)	-	-	3,572
Share-based payments	21 (a)	-	-	3,326	-	-	3,326
Net income and comprehensive income for the year		-	-	-	6,077	570	6,647
Balance as at December 31, 2017		203,449,957	561,441	48,326	(180,367)	570	429,970

The accompanying notes form an integral part of these consolidated financial statements.

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars)

		2017	2016
	Note	$	$

Cash provided by:
Operating activities:
Net income (loss) for the year		6,647	(13,216)
Adjustments for:
Depreciation and depletion	17	64,208	52,977
Write-off of deferred stripping asset		-	7,123
Finance expense	10	17,476	13,849
Gain on derivatives, net		-	(37)
Deferred income tax expense	11(a)	22,774	9,907
Interest and other income		(609)	(634)
Share-based payments	21(a)	2,720	983
Unrealized foreign exchange loss		194	2,670
Operating cash flow before working capital changes		113,410	73,622
Change in non-cash working capital	24	9,828	(18,660)
Cash provided by operating activities		123,238	54,962

Investing activities:
Expenditures on mineral properties, plant and equipment	17	(123,815)	(132,355)
VAT refund relating to development activities	15	-	25,979
Interest received		464	435
		(123,351)	(105,941)

Financing activities:
Shares issued for cash, net of share issuance costs	21(a)	3,572	5,235
Interest and associated withholding tax paid	18(a)	(13,623)	(5,859)
Loan modification fees	18(a)	-	(3,275)
		(10,051)	(3,899)

Impact of foreign exchange on cash and cash equivalents		(181)	(247)

Decrease in cash and cash equivalents during the year		(10,345)	(55,125)
Cash and cash equivalents, beginning of year		59,675	114,800
Cash and cash equivalents, end of year		49,330	59,675

Supplemental cash flow information	24

The accompanying notes form an integral part of these consolidated financial statements.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

1.	Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada, with its head office, principal address and registered and records office located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada. The Company’s principal project, the Asanko Gold Mine (“AGM”), which consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa, is being developed in three distinct phases. January 2016 saw Phase 1 of the AGM produce and pour its first gold and on April 1, 2016, the Company declared that Phase 1 of the AGM was in commercial production. A definitive feasibility study was released on June 5, 2017 (amended and restated on December 20, 2017) in respect of the next phase of development of the AGM, Project 5M and Project 10M (formerly described as Phases 2A and 2B, respectively).

In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

2.	Basis of presentation

(a)	Statement of compliance

These consolidated financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized for issue and approved by the Board of Directors on March 13, 2018.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis.

All amounts are expressed in thousands of United States dollars, unless otherwise noted, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All intercompany amounts and transactions have been eliminated on consolidation.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Asanko Gold Ghana Limited (“Asanko Ghana”)	Ghana	90%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
Asanko Gold Exploration Ghana Limited	Ghana	100%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

2.	Basis of presentation (continued)

During the year ended December 31, 2016, the Company transferred the assets related to the Obotan project from Adansi Ghana to Asanko Ghana in order to have the two neighboring gold projects, Obotan and Esaase (which together form the Asanko Gold Mine Project) owned and managed by the same Ghanaian subsidiary. The assets transferred include the Abirem, Abore and Adubea mining leases and all of the AGM assets. The transfer had no impact on the consolidated position or results of the Company.

Certain amounts in the prior year have been reclassified to conform to the presentation in the current year.

3.	Significant accounting policies

	(a)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the fair value at the date of acquisition of the consideration transferred in exchange for the interest in the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition-related costs, other than costs to issue equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in the consolidated statement of operations and comprehensive income (loss).

	(b)	Non-controlling interest

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Subsequent to the acquisition date, adjustments are made to the carrying amount of the non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. In the event an arrangement (either contractual or statutory) exists between the Company and the non-controlling interest whereby losses and all commitments are assumed by the parent entity, then net income is allocated between the Company and non-controlling interest on the consolidated statement of operations and comprehensive income (loss) in accordance with the terms of the arrangement.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interest in the subsidiary and the difference to the carrying amount of the non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized in equity and attributed to the shareholders of the Company.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

	(c)	Foreign currency translation

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the date of the statement of financial position. Foreign exchange gains (losses) are recorded in the consolidated statement of operations and comprehensive income (loss) for the period.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

	(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturity dates of less than ninety days or that are fully redeemable without penalty or loss of interest.

	(e)	Inventories

Gold on hand, gold in process and stockpiled ore inventories are recorded at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories from their respective states into saleable form less estimated costs to sell.

Production costs are included in work-in-process inventory based on current costs incurred up to the point of dore production. The costs of finished goods represents the costs of work-in-process inventories plus applicable treatment costs. The costs of inventories sold during the period are presented as cost of sales in the statement of operations and comprehensive income (loss) for the period.

Additions to the cost of ore stockpiles are based on the related current cost of production for the period, while reductions in the cost of ore stockpiles are based on the weighted-average cost per tonne of ore in the stockpile. Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the planned period of usage.

Supplies and spare parts are valued at the lower of weighted-average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value. Provisions are recorded to reduce the carrying amount of materials and spare parts inventory to net realizable value to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

(f)	Mineral properties, plant and equipment

(i)	Mineral properties

Recognition

Capitalized costs of mining properties include the following:

-	Costs assigned to mining properties acquired in business combinations;
-	Expenditures incurred to develop mineral properties including pre-production stripping costs;
-	Stripping costs in the production phase of a mine if certain criteria have been met (see below);
-	Costs to define and delineate known economic resources and develop the project;
-	Borrowing costs attributable to qualifying mining properties;
-	Costs incurred during testing of the processing facility, net of proceeds from sales, prior to operating in the manner intended by management; and
-	Estimates of reclamation and closure costs.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore from which minerals can be extracted economically. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as production costs in the consolidated statement of operations and comprehensive income (loss) during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when (i) it is probable that future economic benefit associated with the stripping activity will flow to the entity; (ii) the entity can identify the component of the ore body for which access has been improved; and (iii) the costs relating to the stripping activity associated with that component can be measured reliably. These costs are capitalized as mine development costs.

Production costs are allocated between inventory produced and the stripping asset based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the proven and probable reserves of the component of the ore body to which access has been improved as a result of the specific stripping activity.

Management reviews the estimates of the waste and ore in each identified component of operating open pit mines at the end of each financial year, and when events and circumstances indicate that such a review should be made. Deferred stripping assets are written-down to their recoverable amount when their carrying value is not considered supportable. Changes to the estimated identification of components and the associated waste and ore within each component are accounted for prospectively.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring rights to explore, exploratory drilling and related exploration costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves. Exploration and evaluation expenditures incurred on a mineral deposit, with the exception of acquisition costs and costs arising from the recognition of an asset retirement obligation, are expensed as incurred up to the date of establishing that costs incurred on a mineral deposit are technically feasible and commercially viable.

Expenditures incurred on a mineral deposit subsequent to the establishment of its technical feasibility and commercial viability are capitalized and included in the carrying amount of the related mining property.

The technical feasibility and commercial viability of a mineral deposit is assessed based on a combination of factors, such as, but not limited to:

-	The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
-	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
-	The status of environmental permits, and
-	The status of mining leases or permits.

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those related assets until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. Capitalized borrowing costs are depreciated over the life of the related asset.

All other borrowing costs are recognized in the consolidated statement of operations and comprehensive income (loss) in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Depletion

Mining properties in production are depleted on a mine-by-mine basis using the units-of-production method over the mine’s estimated proven and probable reserves, with the exception of deferred stripping which is depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity, and will commence when the mine is capable of operating in the manner intended by management.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

The Company uses a number of criteria to assess whether the mine is in the condition necessary for it to be capable of operating in a manner intended by management. These criteria include, but are not limited to:

-	Completion of operational commissioning of each major mine and plant component;
-	Demonstrated ability to mine and mill consistently and without significant interruption at a pre-determined average rate of designed capacity;
-	The passage of a reasonable period of time for testing of all major mine and plant components;
-	Gold recoveries at or near expected production levels; and
-	A significant portion of available funding is directed towards operating activities.

Mining properties in development are not depleted.

(ii)	Plant and equipment

Recognition

The cost of plant and equipment consists of the purchase price, costs directly attributable to the delivery of the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, including the cost of testing whether these assets are operating in the manner intended by management. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component.

Depreciation

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

The carrying amounts of plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Fixed plant & related components and infrastructure	Units of production over life of mine
Mobile and other mine equipment components	3 to 12 years
Computer equipment and software	3 years

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

(iii)	Assets under construction

Assets under construction include property, plant and equipment in the course of construction for the Company’s own purposes. Assets under construction are carried at cost less any recognized impairment loss and are not subject to depreciation. The cost comprises the purchase price and any costs directly attributable to bringing it into working condition for its intended use. Depreciation of these assets commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(iv)	Impairment of non-financial assets

The carrying amounts of assets included in mining interests are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. If any such indication exists, the recoverable amount of the relevant cash-generating unit (“CGU”) is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its significant mine sites, represented by its principal producing mining properties and significant development projects.

The carrying amounts of the CGUs are compared to their recoverable amounts where the recoverable amount is the higher of value-in-use and fair value less costs to sell (“FVLCS”). For mining assets, when a binding sale agreement and observable market prices are not readily available, FVLCS is estimated using a discounted cash flow approach for each of the Company’s cash generating units (CGUs) to which the individual assets are allocated. The assumptions used in determining the FVLCS for the CGU’s include long-term mining plans, long-term commodity prices, discount rates and foreign exchange rates. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately in the consolidated statement of operations and comprehensive income (loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (CGU) is increased to the revised estimate of its recoverable amount (however, the increased carrying amount shall not exceed the net carrying amount that would have been recognized should no impairment loss have been previously recognized for the asset (or CGU) in prior years).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

(v)	Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in the consolidated statement of operations and comprehensive income (loss).

(g)	Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of operations and comprehensive income (loss) net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the consolidated statement of operations and comprehensive income (loss).

Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred with a corresponding increase in the carrying value of the related assets. Discount rates using a pre-tax, risk-free rate that reflect the time value of money are used to calculate the net present value. The liability is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the consolidated statement of operations and comprehensive income (loss). Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates, changes to the discount rate and changes to the risk-free interest rates.

(h)	Revenue recognition

Revenue is derived from the sale of gold and by-products. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

-	the significant risks and rewards of ownership have been transferred to the buyer;
-	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;
-	the amount of revenue and costs to sell can be measured reliably; and
-	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability of proceeds is reasonably assured.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Revenue from gold is generally recorded at the time of physical delivery of the refined gold, which is also the date when title to the gold passes to the customer. Revenue from saleable gold produced during the testing phase of production activities is deducted from capitalized mine development costs.

(i)	Royalties and mining taxes

Payments to governments that are based on a measure of income less expense are accounted for in accordance with the Company’s income tax accounting policy. Payments to governments which are based on gross amounts such as revenue are classified in accordance with the substance of the transaction; this means that for royalties calculated based on revenues, the royalty is presented as a reduction of revenues and that for royalties calculated based on production costs, the royalty is presented as an increase in production costs.

(j)	Financial instruments

(i)	Financial assets

Recognition

All financial assets are initially recorded at fair value plus directly attributable transaction costs and designated upon inception into one of four categories: held-to-maturity, available-for-sale, loans and receivables or fair value through profit or loss.

Subsequent to initial recognition, the financial assets are measured in accordance with the following:

-

Held-to-maturity investments, and loans and receivables, are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method less any impairment. Cash and cash equivalents, receivables, VAT receivable, and the reclamation deposit are classified as loans and receivables.

-

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is derecognized, at which time they are reclassified to net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

-

Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-	The rights to receive cash flows from the asset have expired, or
-

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of ownership of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii)	Financial liabilities

Recognition

All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in the consolidated statement of operations and comprehensive income (loss).

(iii)	Embedded derivatives

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated statement of operations and comprehensive income (loss).

(k)	Share-based compensation

The fair value of the share-based compensation awards is determined at the date of grant using the Black-Scholes option pricing model. The fair value of the award is charged to the consolidated statement of operations and comprehensive income (loss) and credited to the Equity reserve (within equity in the consolidated statement of financial position) rateably over the vesting period, after adjusting for the number of awards that are expected to vest.

Expenses recognized for forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

(l)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of operations and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the consolidated statement of operations and comprehensive income (loss).

(m)	Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of diluted income (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income (loss) per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

4.	Changes in accounting standards

	(a)	Accounting standards adopted during the year

There were no new standards effective January 1, 2017 that had any impact on these consolidated annual financial statements or are expected to have a material effect in the future.

	(b)	Accounting standards and amendments issued but not yet adopted.

The following standards and interpretations have been issued but are not yet effective as of December 31, 2017.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 has an effective date of January 1, 2018. The Company’s assessment is that the adoption of IFRS 15 will not have a significant impact on the recognition or measurement of the Company’s revenue from its customer. However, the adoption of IFRS 15 is expected to result in a number of additional disclosures being included in the Company’s consolidated financial statements. The Company is currently in the process of determining which additional disclosures will be applicable to the Company.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In March 2017, the IASB provided an update, clarifying how IFRS 9 is to be applied to modifications of financial liabilities. During the second quarter of 2016, the Company had amended its a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) (see note 18). The amendment resulted in a deferral of the repayment of principal for a two-year period, with principal repayments having been agreed to commence on July 1, 2018. Under IAS 39, the amendment was considered to represent a modification of the previous DSFA. A deferral fee of $3.3 million was paid and was deferred to the loan balance and was amortized along with previously deferred debt financing costs over the remaining life of the DSFA based on a revised effective interest rate of 10.9%.

Under the provisions of IFRS 9, the modification of the DFSA in Q2 2016 required the Company to recalculate the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized in the consolidated statement of operations and comprehensive income (loss) as of Q2 2016. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the effective interest rate of the original financial liability.

The Company determined that the adoption of IFRS 9 will have the following effect on the Statement of Financial Position and Statement of Operations and Comprehensive Income (Loss) as at January 1, 2017 and December 31, 2017.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

4.	Changes in accounting standards (continued)

As at January 1, 2017

	As reported at	Effect of adoption	As at
	December 31, 2016	of IFRS 9	January 1, 2017
Statement of Financial Position
Non-current portion of long-term debt	$154,503	$(2,971)	$151,532
Accumulated deficit	(186,444)	2,768	(183,676)
Non-controlling interest	-	203	203

As at and for the year ended December 31, 2017

	As reported at	Effect of adoption	As at
	December 31, 2017	of IFRS 9	December 31, 2017
Statement of Financial Position
Non-current portion of long-term debt	$121,877	$(2,637)	$119,240
Deficit	(180,367)	2,467	(177,900)
Non-controlling interest	570	170	740

Statement of Operations and Comprehensive Income (Loss)
Finance expense	$17,476	$334	$17,810
Non-controlling interest	570	(33)	537

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable, however, actual results could differ from those estimates and could impact future results of operations and cash flows. The significant accounting judgements and estimates which have the most significant effect on these financial statements are as follows:

Estimates

Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s life-of- mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depreciation expense,

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

5.

Significant accounting judgements and estimates (continued) the capitalization of stripping costs, the forecasting and timing of cash flows related to the asset retirement provision and impairment assessment, if any. In addition, when required, the life-of-mine plans are used in impairment tests for mineral properties, plant and equipment. To the extent that these estimates of proven and probable mineral reserves and resources varies, there could be changes in depreciation expense, stripping asset and asset retirement provision recorded.

Depletion of mineral interests

Estimates are made of recoverable ounces in the Company’s mining properties which are depleted based on recoverable tonnes contained in proven and probable reserves. To the extent that changes are made to the estimate of proven and probable reserves, the depletion charge may change. In addition, mineral properties, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the mineral properties, plant or equipment vary, future depreciation charges may change.

Inventory valuation of production costs

The Company’s management makes estimates of quantities of ore on stockpiles and in process and the recoverable gold in this material to determine the cost of inventories and the average costs of finished goods sold during the period. To the extent that these estimates vary, production costs of finished goods may change.

Net realizable value of inventory

Estimates of net realizable value are based on the most reliable evidence available, at the time that the estimates are made, of the amount that the inventories are expected to realize. In order to determine the net realizable value of gold dore, gold-in-process and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the respective inventories into saleable form, if applicable. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the Company’s stockpiled ore inventory.

Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, to the extent net realizable of materials and spares must be estimated, replacement costs of the materials and spare parts are generally used as the best estimate of net realizable value.

Current and deferred Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

5.	Significant accounting judgements and estimates (continued)

Deferred stripping

In order to determine whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. In addition, judgement is involved when allocating production costs between inventory produced and the stripping asset; the allocation is based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. To the extent that these estimates and judgements change, there could be a change to the amount of production costs which are deferred to the statement of financial position.

Estimated assets retirement provisions

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle closure cost liabilities. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. Changes to these estimates and judgements may result in actual expenditures in the future differing from the amounts currently provided for.

Judgements

Arrangements containing a lease

The Company’s management assessed its mining contract under IFRIC 4 – Determining whether an Arrangement contains a Lease, to assess whether the contract contains a finance or operating lease. In order to determine whether the lease was an operating or finance lease, management had to make judgements with respect to the useful economic lives of the equipment identified in the lease as well as how much of the costs associated with the mining contract related to use of the equipment and how much related to personnel charges. Should some of these judgements change, the conclusion as to whether an arrangement contains a lease may change, which would result in a materially higher asset value on the consolidated statement of financial position and an associated periodic depreciation charge.

Commercial production

The Company’s management determined that Phase 1 of the AGM was in commercial production effective April 1, 2016. The development phase ends and the production phase begins when the mine is in the condition necessary for it to be capable of operating in a manner intended by management. The Company uses a number of criteria to assess whether the mine has reached the commercial production phase. These criteria include, but are not limited to:

(i)	Completion of operational commissioning of each major mine and plant component;

(ii)	Demonstrated ability to mine and mill consistently and without significant interruption at a pre-determined average rate of designed capacity;

(iii)	The passage of a reasonable period of time for testing of all major mine and plant components;

(iv)	Gold recoveries are at or near expected steady-state production levels;

(v)	Level of capital expenditure is within 90% of the forecast final construction cost; and

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

(vi)	A significant portion of available funding is directed towards operating activities.

5.	Significant accounting judgements and estimates (continued)

Impairment of mining interest

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. The estimates and judgements are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed (with the exception of goodwill for which impairment charges are not reversed) with the impact recorded in the consolidated statement of operations and comprehensive income (loss).

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

6.	Revenue

The Company sold 206,079 ounces to Red Kite during the year ended December 31, 2017, in accordance with an Offtake Agreement (note 18(c)). Comparatively, the Company sold 147,950 ounces during the nine months ended December 31, 2016. Sales proceeds earned during the first quarter of 2016, prior to the commencement of commercial production, were recorded as an offset to pre- commercial production costs and included in development costs (note 17(b)). Sales proceeds earned since the commencement of commercial production on April 1, 2016 are included in revenue in the consolidated statement of operations and comprehensive income (loss).

Included in revenue was $0.7 million relating to by-product silver sales for the year ended December 31, 2017 ($0.6 million during the nine months ended December 31, 2016).

All of the Company’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana.

7.	Production costs by nature

	Year ended December 31,
	2017	2016
	$	$
Raw materials and consumables	50,925	36,182
Salary and employee benefits	21,932	17,375
Contractors (net of deferred stripping costs (note 17(c))	37,742	43,515
Change in inventories	2,345	(11,417)
Insurance, government fees, permits and other	3,684	3,033
Total Production costs	116,628	88,688

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

The Company is party to an operating lease for mining services performed at the AGM by a contractor. The lease term is until December 31, 2020 and there are no specific renewal terms attached to the lease.

8.	Write-off of deferred stripping asset

In early 2017, the Company announced a reserve and resource update for the AGM. The results of this update led the Company to re-evaluate the ore tonnes within each identified component of the Nkran pit for deferred stripping purposes. It was determined that one of the (then) six components identified within the Nkran pit for deferred stripping purposes, had fewer ore tonnes remaining as at December 31, 2016 as compared to the previous estimate. The updated reserve tonnes in this one component indicated that the capitalized value of the associated deferred stripping asset recorded as part of mineral properties, plant and equipment was not fully recoverable. Accordingly, the Company recorded a $7.1 million write-down as at December 31, 2016 related to this component of the deferred stripping asset. This write-down formed part of the Ghana operating segment (note 25).

No such write-off occurred during the year ended December 31, 2017.

9.	General and administrative expenses

The following is a summary of general and administrative expenses incurred during the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016
	$	$
Wages, benefits and consulting	7,797	7,228
Office, rent and administration	546	445
Professional and legal	1,557	1,500
Share-based payments	1,418	536
Travel, marketing, investor relations and regulatory	1,204	1,225
Corporate reorganization	13	1,585
Other	55	19
Total	12,590	12,538

10.	Finance expense

The following is a summary of finance expenses incurred during the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016
	$	$
Interest charges on Red Kite loan (Note 18(a))	16,826	13,451
Accretion charges for asset retirement provisions (Note 19)	650	398
Total	17,476	13,849

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

11.	Income tax

a)	Tax expense

	Year ended December 31,
	2017	2016
	$	$
Current tax expense	1,301	1,531
Deferred tax expense	22,774	9,907
Total	24,075	11,438

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Year ended December 31,
	2017	2016
	$	$
Average statutory tax rate	26.00%	26.00%

Income (loss) before income taxes	30,722	(1,778)

Expected income tax expense (recovery)	7,988	(462)

Increase in income tax expense (recovery) resulting from:
Permanent differences	(184)	(22)
True-up prior year balances	3,688	(1,372)
Effect of differences in tax rate in foreign jurisdictions	3,214	180
Change in unrecognized tax assets	9,012	11,117
Withholding tax	1,301	1,531
Foreign exchange and other	(944)	466
Income tax expense	24,075	11,438

b)	Deferred tax liabilities and assets

The significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31, 2017	December 31, 2016
	$	$
Mineral properties, plant and equipment	(48,475)	(23,820)
Asset retirement provisions	6,694	4,813
Unrealized foreign exchange	-	(1,266)
Non-capital losses carried forward	-	1,266
	(41,781)	(19,007)
Deferred tax assets	6,694	6,079
Deferred tax liabilities	(48,475)	(25,086)
Net deferred tax balance	(41,781)	(19,007)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

11.	Income tax (continued)

The Company has tax losses in Ghana of $65.0 million (2016 - $29.8 million), which expire between 2021 and 2022, and tax losses of $39.6 million (2016 - $25.9 million) in Canada which expire between 2028 and 2037. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	Year ended December 31,
	2017	2016
	$	$
Mineral properties, plant and equipment	11,440	23,068
Share issuance costs	302	619
Investment in associate	275	248
Asset retirement provision	4,083	-
Unrealized foreign exchange	(788)	-
Foreign exchange loss carried forward	509	709
Non-capital losses carried forward	33,464	15,630
Total	49,285	40,274

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2017 is $59.8 million (2016 - $58.8 million).

12.	Non-controlling interest

The AGM is wholly-owned by Asanko Ghana. The Government of Ghana holds a 10% free-carried interest in Asanko Ghana; this is considered to be a non-controlling interest in Asanko Ghana. At December 31, 2017, Asanko Ghana has an income surplus in the pool from which dividends can be paid. In accordance with the Company’s accounting policy for non-controlling interests, the Company has allocated $0.6 million of Asanko Ghana’s net earnings to the non-controlling interest for the year ended December 31, 2017 (December 31, 2016 – $nil).

13.	Earnings (loss) per share attributable to common shareholders

For the years ended December 31, 2017 and 2016, the calculation of basic and diluted earnings per share is based on the following data:

	Year ended December 31,
	2017	2016
Earnings ($)
Net income (loss) attributable to common shareholders	6,077	(13,216)

Number of shares
Weighted average number of ordinary shares - basic	203,333,111	198,973,570
Effect of dilutive share options and warrants	1,061,341	-
Weighted average number of ordinary shares - diluted	204,394,452	198,973,570

Excluded from the calculation of diluted weighted average shares outstanding for the year ended December 31, 2017 were 3,613,000 share-based options and 4,000,000 warrants, respectively, that were determined to be anti-dilutive.

For the year ended December 31, 2016, the effect of all potentially dilutive securities was anti-dilutive given the Company realized a net loss for the year.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

14.	Inventories

	2017	2016
	$	$
Gold dore on hand	4,070	5,968
Gold-in-process	1,131	4,461
Ore stockpiles	17,244	14,361
Materials and spare parts	13,687	7,584
Total inventories	36,132	32,374
Less non-current inventories:
Ore stockpiles	(2,245)	-
Total current inventories	33,887	32,374

At December 31, 2017, the Company had approximately 433,000 tonnes of low-grade stockpiled ore that the Company plans to mill subsequent to 2018. As such, the carrying value of this stock was presented as part of non-current assets.

No inventory has been recognized at net realizable value as at December 31, 2017 or 2016.

15.	VAT receivable

On April 1, 2016, the Company announced that the AGM was in commercial production and in addition, also in April 2016, the Company received a letter from the Ghana Revenue Agency (the “GRA”) stating that the Company was entitled to a VAT refund in the amount of $20.5 million with respect to the period July 2013 to December 2015. The Company considered these two events to be key triggers with respect to the recognition of all VAT receivable on the purchase of goods and services in Ghana. Since April 1, 2016, with the commencement of commercial production, the Company recognizes a VAT receivable for the total of all VAT returns filed with the GRA less associated refunds. Prior to March 31, 2016, the Company had provided a full allowance against the VAT receivable with an offsetting charge to deferred development costs.

During the year ended December 31, 2017, $2.6 million of VAT receivable was reclassified to depletable mineral property interests as it was determined by the GRA not to be refundable. As the balance related to pre-production expenditures, the balance of $2.6 million is eligible to be capitalized to the Company’s deferred tax pools in Ghana and will be tax deductible over a period of five years (note 17(e)).

As of December 31, 2017, VAT receivable of $5.1 million has been recognized (December 31, 2016 - $22.9 million).

16.	Reclamation deposit

The Company is required to provide security to the Environmental Protection Agency of Ghana (“EPA”) for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. The initial security totaled $8.5 million and was made up of a Reclamation Deposit in the amount of $1.7 million and a bank guarantee of $6.8 million. The reclamation deposit accrues interest and is carried at $1.8 million at December 31, 2017 (December 31, 2016 - $1.8 million).

The Reclamation Deposit is held in a Ghanaian Bank in the joint names of the Company and the EPA. The Reclamation Deposit matures annually, but the Company is required to reinstate the deposit until receiving the final completion certificate by the EPA. The Company is expected to be released from this requirement 45 days following the third anniversary of the date the Company receives a final completion certificate.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

17.	Mineral properties, plant and equipment and exploration and evaluation assets

	Mineral interests
	Depletable	Non- depletable	Exploration and evaluation assets	Plant, buildings and equipment	Assets under construction	Corporate assets	Total
	$	$		$	$	$	$
Cost
As at December 31, 2015	-	206,706	12,732	4,669	281,500	689	506,296
Additions	36,709	17,720	25	36,755	25,379	34	116,622
Reclassification of VAT recoverable	-	(25,013)	-	-	-	-	(25,013)
Write-off of deferred stripping assets	(7,123)	-	-	-	-	-	(7,123)
Change in rehabilitation provisions	5,382	853	-	-	-	-	6,235
Transfers	111,177	(111,177)	-	299,538	(299,538)	-	-
As at December 31, 2016	146,145	89,089	12,757	340,962	7,341	723	597,017
Additions	73,486	6,244	328	7,032	39,274	23	126,387
Change in rehabilitation provisions	4,970	(204)	-	-	-	-	4,766
Reclassification of VAT recoverable	2,629	-	-	-	-	-	2,629
Transfers	17,127	(16,592)	-	18,677	(19,212)	-	-
As at December 31, 2017	244,357	78,537	13,085	366,671	27,403	746	730,799

Accumulated depreciation and depletion
As at December 31, 2015	-	-	-	(2,187)	-	(556)	(2,743)
Depreciation and depletion	(23,405)	-	-	(29,606)	-	(19)	(53,030)
As at December 31, 2016	(23,405)	-	-	(31,793)	-	(575)	(55,773)
Depreciation and depletion	(42,354)	-	-	(21,808)	-	(41)	(64,203)
As at December 31, 2017	(65,759)	-	-	(53,601)	-	(616)	(119,976)

Net book value
At December 31, 2016	122,740	89,089	12,757	309,169	7,341	148	541,244
As at December 31, 2017	178,598	78,537	13,085	313,070	27,403	130	610,823

Depreciation and depletion for the year ended December 31, 2017 includes $55 (2016- $19) of depreciation included in general and administrative expenses. During the year ended December 31, 2016, the Company capitalized $3.6 million in borrowing costs incurred during the first quarter of 2016 (prior to commencement of commercial production) at an effective rate of 11.12% .

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

17.	Mineral properties, plant and equipment and exploration and evaluation assets (continued)

(a)	Mineral interests and plant, buildings and equipment

Depletable mineral interests consist of the pits currently being mined by the Company, while non-depletable mineral interests relate to mineral concessions not yet in operation. Costs associated with the construction of non-operating pits of the AGM are classified as assets under construction until such time steady state production commences, at which time the assets will be classified as depletable mineral interests and depleted on a units-of-production basis.

At December 31, 2017, assets under construction included costs associated with the recovery circuit upgrades to the processing plant and early earthworks associated with the Esaase overland conveyor.

(b)	Pre-commercial production costs

During the pre-commercial production period, the Company capitalized the costs incurred for pre-commercial production mining, processing and support operations offset by the revenue from gold sales (net of royalties). A summary of the costs and revenues is provided below. Effective April 1, 2016, all such deferred development costs/assets under construction were transferred to the cost of mineral properties, plant and equipment.

January 1, 2016 - March 31, 2016
$
Costs incurred during pre-commercial production	21,222
Revenue during pre-commercial production, net of royalties	(10,048)
Net costs capitalized	11,174

(c)	Deferred stripping

During the year ended December 31, 2017, the Company deferred a total of $64.6 million (2016 - $36.0 million) of stripping costs to depletable mineral interests. Depletion of $12.3 million (2016 - $11.4 million) was charged on this asset during the same period and was recorded in depreciation and depletion in cost of sales.

(d)	Asset acquisitions

During 2016, the Company finalized the acquisition of various mining concessions located approximately 2 km from the Nkran pit; the area currently being mined by Asanko. The purchase consideration was a combination of cash and shares for a total of $8.6 million and has been recognized as part of non-depletable mineral interests.

(e)

During the year ended December 31, 2017, $2.6 million of VAT receivable was reclassified to depletable mineral property interests as it was determined by the GRA to relate to pre-production expenditures. The balance of $2.6 million is eligible to be capitalized to the Company’s deferred tax pools in Ghana and will be tax deductible over a period of five years (note 15).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

18.	Long-term debt

(a)	Long-term debt

	December 31, 2017	December 31, 2016
	$	$
Gross proceeds	150,000	150,000
Accrued interest	13,894	13,894
Loan obligation	163,894	163,894

Deferred financing costs	(16,475)	(16,475)
Interest and withholding taxes paid	(33,197)	(19,825)
Loan accretion	44,105	27,378

Total debt	158,328	154,972

Current portion of debt	36,451	469
Non-current portion of debt	121,877	154,503

In 2013, the Company entered into a DSFA with Red Kite, which was fully drawn for a total of $150.0 million plus $13.9 million in unpaid interest that was accrued up to May 2016 (when the loan was modified; see below). The debt is carried at amortized cost and was recorded net of unamortized financing fees of $16.5 million. Interest on the DSFA is calculated on a quarterly basis at a rate of LIBOR +6%, subject to a 1% minimum LIBOR rate which creates an interest rate floor. Interest is paid in advance at the beginning of each quarter. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. The DSFA is fully secured by shares of the Company’s Ghanaian subsidiaries.

During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly instalments, with the last repayment on July 1, 2020. The Company continues to pay in advance quarterly interest on the loan facility during the principal deferral period. There were no other changes to the existing debt facility terms. The amendments were considered to be a modification of the previous DSFA. A deferral fee of 2% of the loan principal, being $3.3 million, was paid in the second quarter of 2016 commensurate with signing the amendment. The deferral fee was deferred to the loan balance and is being amortized with previously deferred debt financing costs over the remaining life of the DSFA based on the revised effective interest rate of 10.9% (also see note 4(b)).

Prior to April 1, 2016, all interest and accretion costs were capitalized to assets under construction. Commensurate with the declaration of commercial production, all interest and accretion costs are now charged to the consolidated statement of operations and comprehensive income (loss). During the year ended December 31, 2017, $16.8 million (2016 - $17.0 million) of loan accretion and accrued interest was recorded at a weighted average effective interest rate of approximately 10.9% (2016 - 10.6%) . Included in the loan accretion for the year ended December 31, 2016 was a total of $3.6 million that was capitalized to assets under construction.

Additionally, during the year ended December 31, 2017, the Company paid $13.6 million, which included interest to Red Kite and withholding taxes to the GRA (2016 - $5.9 million).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

18.	Long-term debt (continued)

The first two principal repayments on the DSFA of $18.1 million each were due in July 2018 and October 2018, respectively. Accordingly, this principal repayment has been classified as a current liability as at December 31, 2017. However, on February 22, 2018, the Company agreed to a new term sheet with Red Kite (the “RK Term Sheet”), whereby the Company would be able to defer the repayment of principal associated with the long-term debt by up to three years (repayment commencing on July 2021), subject to certain fees, terms and conditions (note 29 (b)).

(b)	Embedded derivative

An embedded derivative liability was originally recognized upon initial recognition for the DSFA loan in relation to the interest rate floor. The total fair value of the embedded derivative on drawdowns was estimated to be $1.4 million. During 2016, the Company changed its accounting policy in respect of its methodology to assess whether an interest rate floor embedded derivative is closely related to the host debt contract by incorporating contractual spread. Based on this change, the Company determined that the interest rate floor embedded derivative is closely related to the host debt contract and as a result, the embedded derivative previously recognized in respect of the loan was derecognized in fiscal 2016.

(c)	Offtake agreement

In addition to the DSFA, the Company entered into an Offtake Agreement with Red Kite with the following details:

-	Sale of 100% of the future gold production up to a maximum of 2.22 million ounces to Red Kite;
-	Red Kite to pay for 100% of the value of the gold ten business days after shipment;
-	A provisional payment of 90% of the estimated value will be made one business day after delivery;
-	The gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine; and
-

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the DSFA as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

As of December 31, 2017, 362,739 ounces have been delivered to Red Kite under the offtake agreement (December 31, 2016 -156,660 ounces).

19.	Asset retirement obligation

The decommissioning liability consists of reclamation and closure costs for the Company’s Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs. The undiscounted cash flow amount of the total obligation was $45.5 million as at December 31, 2017 (2016 - $35.0 million) and the present value of the obligation was estimated at $30.8 million (2016 - $25.4 million).

The discount rates used by the Company in 2017 (2.49%) and 2016 (2.62%) were based on prevailing risk-free pre-tax rates in the United States (given the majority of reclamation costs will be incurred in US dollars), for periods of time which coincide with the periods over which the decommissioning costs were discounted. The inflation rates used in the asset retirement obligation calculation for 2017 (1.70%) and 2016 (1.77%) were based on US inflation data, given the majority of reclamation costs will be incurred in US dollars.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

19.	Asset retirement obligation (continued)

The following table shows the movement in the asset retirement obligation for the years ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
	$	$
Balance, beginning of year	25,374	18,741
Accretion expense	650	398
Change in obligation	4,766	6,235
Balance, end of year	30,790	25,374

20.	Share capital

(a)	Authorized:
•	Unlimited common shares without par value or restrictions; and
•	Unlimited preferred shares without par value or restrictions.

(b)	Issued and outstanding common shares

	Number of shares	Amount
in thousands of US dollars except for share amounts		$
Balance, December 31, 2015	196,995,607	540,133
Issued pursuant to asset acquisition (note 17 (d))	2,000,000	8,395
Issued pursuant to exercise of share based options (note 21 (a))	2,833,600	7,728
Balance, December 31, 2016	201,829,207	556,256
Issued pursuant to exercise of share based options (note 21 (a))	1,620,750	5,185
Balance, December 31, 2017	203,449,957	561,441

21.	Equity reserves

	(a)	Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 9% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. On May 22, 2017, the Company amended its share-based option plan. All options granted prior to this date vest 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months. Any options granted subsequent to May 22, 2017 vest 33% every twelve months following the grant date for a total vesting period of three years.

During the year ended December 31, 2017, the Company recognized share-based payments expense of $3.3 million, of which $0.6 million was capitalized to mineral properties during the period (December 31, 2016 - $1.6 million share-based payment expense of which $0.6 million was capitalized to mineral properties).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

21.	Equity reserves (continued)

The following table is a reconciliation of the movement in share-based options for the period:

		Weighted average
	Number of Options	exercise price
		C$
Balance, December 31, 2015	14,786,791	2.57
Granted	2,915,000	2.18
Exercised	(2,833,600)	2.39
Cancelled/Expired	(276,441)	1.89
Balance, December 31, 2016	14,591,750	2.54
Granted	3,374,000	3.64
Exercised	(1,620,750)	2.75
Cancelled/Expired	(3,766,375)	3.53
Balance, December 31, 2017	12,578,625	2.52

The fair value of the share-based options granted is determined using the Black Scholes pricing model. For all grants during the year ended December 31, 2017, the weighted average expected life, dividend yield and forfeiture rate were 3.44 years, nil and 0.88%, respectively. For all grants during fiscal 2016, the assumed life, dividend yield and forfeiture rate were 3.14 years, nil and 2.89%, respectively. Other conditions and assumptions were as follows:

					Weighted
			Weighted average	Weighted	average Black-
	Number of options	Weighted average	risk-free interest	average	Scholes value
	granted	exercise price	rate	volatility	assigned
Period		C$			$
Year ended December 31, 2016	2,915,000	2.18	0.55%	49.52%	0.50
Year ended December 31, 2017	3,374,000	3.64	1.55%	64.95%	1.42

The following table summarizes the share-based options outstanding and exercisable at December 31, 2017:

	Total options outstanding			Total options exercisable
		Weighted	Weighted average		Weighted	Weighted average
		contractual life	exercise price		contractual life	exercise price
Range of exercise price	Number	(years)	C$	Number	(years)	C$
C$1.00-$2.00	2,560,000	3.20	1.85	2,185,000	2.95	1.97
C$2.01-$3.00	7,196,625	1.53	2.17	7,181,625	1.53	2.17
C$3.01-$4.00	2,652,000	4.16	3.97	1,694,375	4.16	3.97
C$4.01-$5.00	170,000	3.57	4.38	152,500	3.53	4.33
	12,578,625	2.45	2.52	11,213,500	2.23	2.43

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

21.	Equity reserves (continued)

	(b)	Warrants

On December 21, 2015, the Company issued 4,000,000 share purchase warrants to Red Kite in conjunction with the drawdown of the final $20.0 million of the loan facility (note 18(a)). The warrants have an exercise price of $1.83 and expire three years from the date of issuance. All of these warrants remain outstanding as of December 31, 2017.

22.	Commitments and contractual obligations

As at December 31, 2017, the Company had contractual obligations totaling $186.3 million, relating to principal and interest on long- term debt (December 31, 2016 - $198.0 million). Contractual obligations related to the long-term debt are subject to changes in the three-month LIBOR rate. Prepayment terms allow the Company to prepay the long-term debt, with no penalty, in whole or in part at any time. As at December 31, 2017 the long-term debt had a face value of $163.9 million (December 31, 2016 - $163.9 million). On February 22, 2018, the Company agreed to the RK Term Sheet, whereby the Company would be able to defer the repayment of principal associated with the long-term debt by up to three years (repayment commencing on July 2021), subject to certain fees, terms and conditions (note 29 (b)).

The Company is also a party to certain construction and engineering contracts relating to Project 5M.

The following table shows the Company’s contractual obligations as they fall due as at December 31, 2017 and 2016:

(in thousands of US dollars)	Within 1 year	1 - 5 years	Over 5 years	Total 2017	Total 2016
Long-term debt and related interest and withholding tax payments	48,752	137,518	-	186,270	198,028
Accounts payable and accrued liabilities	47,916	-	-	47,916	46,934
Decommissioning liability (undiscounted)	-	1,365	44,161	45,526	34,977
Mine operating/construction and other service contracts, open
purchase orders	17,217	214	-	17,431	27,969
Total	113,885	139,097	44,161	297,143	307,908

23.	Contingencies

Except as set forth below, there were no material legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject to.

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defense on November 12, 2012. Godbri subsequently amended its claim in January 2013 and again in March 2013, after which both the Company and Adansi Ghana filed further defenses. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without merit. Godbri has taken no further steps in the suit since June 2013. The Company has not reserved any amount of expense or liability in connection with the claim.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

24.	Supplemental cash flow information

	Year ended December 31,
	2017	2016
	$	$
Change in asset retirement provisions included in mineral properties, plant and equipment	4,766	6,235
Change in accounts payable related to mineral properties, plant and equipment	2,655	(29,903)
Reclassification to (from) mineral properties, plant and equipment from (to) VAT receivable	2,629	(25,013)
Fair value of shares included in mineral properties, plant and equipment	-	8,395
Borrowing costs included in mineral properties, plant and equipment	877	3,568
Share-based compensation included in mineral properties, plant and equipment	607	620

Changes in non-cash working capital consist of the following:

	Year ended December 31,
	2017	2016
	$	$
Trade and other receivables	(711)	(1,313)
VAT receivable	15,530	(27,566)
Prepaid Expense	(158)	(389)
Inventories	(3,759)	(31,195)
Trade and other payables	(1,074)	41,803
Total	9,828	(18,660)

25.	Segmented information

Geographic Information

The Company has two reportable operating segments determined by geographical location. Ghana is the Company’s only segment with mining operations at present; Canada acts as a head office function. All revenues were derived from the mining and sale of precious metals to Red Kite under an offtake agreement (note 18(c)).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

25.	Segmented information (continued)

Geographic allocation of total assets and liabilities

December 31, 2017	Canada	Ghana	Total
	$	$	$
Current assets	27,673	66,207	93,880
Mineral properties, plant and equipment	56	610,767	610,823
Other non-current assets	-	4,082	4,082
Total assets	27,729	681,056	708,785
Current liabilities	1,704	82,663	84,367
Non-current liabilities	-	194,448	194,448
Total liabilities	1,704	277,111	278,815

December 31, 2016	Canada	Ghana	Total
	$	$	$
Current assets	17,505	102,213	119,718
Mineral properties, plant and equipment	148	541,096	541,244
Other non-current assets	-	1,750	1,750
Total assets	17,653	645,059	662,712
Current liabilities	3,008	44,395	47,403
Non-current liabilities	-	198,884	198,884
Total liabilities	3,008	243,279	246,287

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

25.	Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income (loss)

December 31, 2017	Canada	Ghana	Total
	$	$	$
Revenue	-	256,203	256,203
Royalties	-	(12,810)	(12,810)
Net revenue	-	243,393	243,393

Cost of sales
Production costs	-	(116,628)	(116,628)
Depreciation and depletion	-	(64,153)	(64,153)
Total cost of sales	-	(180,781)	(180,781)

Income from mine operations	-	62,612	62,612
Exploration and evaluation expenditures	-	(2,050)	(2,050)
General and administrative expenses	(4,320)	(8,270)	(12,590)
Income (loss) from operations	(4,320)	52,292	47,972

Finance income	197	412	609
Finance expense	(14)	(17,462)	(17,476)
Foreign exchange loss	(252)	(131)	(383)
Income (loss) before income taxes	(4,389)	35,111	30,722

Current income tax expense	(1,301)	-	(1,301)
Deferred income tax expense	-	(22,774)	(22,774)
Net income (loss) and comprehensive income (loss) for the year	(5,690)	12,337	6,647

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

25.	Segmented information (continued)

December 31, 2016	Canada	Ghana	Total
(in thousands of US dollars)	$	$	$
Revenue	-	185,167	185,167
Royalties	-	(9,258)	(9,258)
Net Revenue	-	175,909	175,909

Cost of sales
Production costs	-	(88,688)	(88,688)
Depreciation and depletion	-	(52,958)	(52,958)
Total cost of sales	-	(141,646)	(141,646)

Write-off of deferred stripping assets	-	(7,123)	(7,123)
Income from mine operations	-	27,140	27,140
Exploration and evaluation expenditures	-	(1,425)	(1,425)
General and administrative expenses	(10,487)	(2,051)	(12,538)
Income (loss) from operations	(10,487)	23,664	13,177

Finance income	200	434	634
Finance expense	(10)	(13,839)	(13,849)
Foreign exchange (loss) gain	(34)	(1,743)	(1,777)
Gain (loss) on derivatives	37	-	37
Income (loss) before income taxes	(10,294)	8,516	(1,778)

Income tax (expense) recovery	-	(11,438)	(11,438)
Net income (loss) and comprehensive income (loss) for the period	(10,294)	(2,922)	(13,216)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

26.	Capital management

The Company’s objectives in managing capital are to ensure the Company has the financial capacity to support its operations in a low gold price environment with sufficient capability to manage unforeseen operational or industry developments, ensure the Company has the capital and capacity to support its long-term growth strategy, and to provide returns for shareholders and benefits for other stakeholders. The Company defines capital that it manages as total common shareholders’ equity, being a total of $429.4 million as at December 31, 2017 (2016 - $416.4 million).

The Company is not subject to externally imposed capital requirements or covenants.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements associated with ongoing operations and development plans. In order to maintain or adjust its capital structure, the Company filed a short-form base shelf prospectus on January 15, 2018, which allows the Company to offer up to $300 million of common shares, warrants, subscription receipts, debt securities and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be subject to approval by the Company’s Board of Directors and the terms of such offering will be set forth in a shelf prospectus supplement. The Company does not currently pay out dividends. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.

The Company has not made any changes to its policies and processes for managing capital during the year. On February 22, 2018, the Company agreed to RK Term Sheet, whereby the Company would be able to defer the repayment of principal associated with the long-term debt by up to three years (commencing on July 2021), subject to certain fees, terms and conditions (notes 18 and 29(b)).

27.	Financial instruments

As at December 31, 2017, the Company’s financial instruments consist of cash and cash equivalents, receivables, VAT receivable, reclamation bond, accounts payable and accrued liabilities and long-term debt. The Company classifies cash and cash equivalents, receivables, VAT receivable and the reclamation bond as loans and receivables, and classifies accounts payable and accrued liabilities and long-term debt as other financial liabilities. All financial assets and liabilities were carried at amortized cost.

All of the Company’s financial instruments were considered to be Level 1 within the fair value hierarchy:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between the levels during 2017 or 2016.

The carrying value of the Company’s debt is $158.3 million (2016 - $155.0 million) (note 18) and the fair value is approximately $135.6 million (2016 - $169.0 million). The fair value of all of the Company’s other financial instruments approximates their carrying value.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

27.	Financial instruments (continued)

The risk exposure arising from these financial instruments is summarized as follows:

	(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada, Ghana and South Africa. The risk of loss associated with cash investments is considered to be low as the Company’s cash and cash equivalents were held in highly-rated Canadian, Ghanaian and South African banking institutions. As at December 31, 2017, the Company had interest receivable of $40 (December 31, 2016 - $nil) and a loan receivable from a third party in the amount of $0.9 million. In addition, the Company is subject to credit risk in relation to the receivable balances relating to the sale of gold. The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (note 18(c)). Payments are routine in nature, scheduled and received within a contractually-agreed time frame. Total receivables from precious metal sales as at December 31, 2017 is $1.2 million (December 31, 2016 - $0.6 million). The risk associated with receivables from Red Kite as at December 31, 2017 is considered to be negligible.

The Company expects to receive VAT refunds on a regular basis from the Government of Ghana and makes monthly VAT filings (as required by law). The Company does not consider there to be a significant credit risk related to the VAT receivable balance as at December 31, 2017.

	(b)	Liquidity risk

The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company’s capital structure (note 26). By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. As at December 31, 2017, the Company had a cash and cash equivalents balance of $49.3 million (December 31, 2016 – $59.7 million) and is generating positive cash flows from operations, allowing it to settle current accounts payable and accrued liabilities of $47.9 million (December 31, 2016 - $46.9 million) as they become due. The first two principal repayments on the DSFA of $18.1 million each were due in July 2018 and October 2018, respectively. However, on February 22, 2018, the Company agreed to the RK Term Sheet whereby the Company would be able to defer the repayment of principal associated with the long-term debt by up to three years (commencing on July 2021), subject to certain fees, terms and conditions (notes 18 and 29(b)).

	(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited to its loan agreement with Red Kite (note 18), which is subject to an interest rate of LIBOR plus 6% with a minimum LIBOR of 1%.

With other variables, unchanged, a 1% change in the annualized interest rate would have resulted in a $1.1 million increase (decrease) to after-tax net income (loss) for year ended December 31, 2017.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

27.	Financial instruments (continued)

(ii)	Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (“C$”), Ghanaian cedi (“GHS”) and South African rand (“ZAR”) could have an effect on the Company’s results of operations, financial position and cash flows. The Company at present has not entered into any further derivative instruments to reduce its exposure to currency risk, however, management monitors differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

As at December 31, 2017 and 2016, the Company’s notable exposure to foreign currency risk arose from the following balances:

December 31, 2017	Foreign currency amount		USD Equivalent
	C$	GHS	$
Cash and cash equivalents	324	18,874	4,416
VAT receivable	-	23,003	5,070
Accounts payable and accrued liabilities	(895)	(45,439)	(10,722)
Net exposure to foreign currency	(571)	(3,562)	(1,236)

December 31, 2016	Foreign currency amount		USD Equivalent
	C$	GHS	$
Cash and cash equivalents	4,744	7,212	5,251
VAT receivable	-	96,097	22,881
Accounts payable and accrued liabilities	(77)	(28,754)	(6,904)
Net exposure to foreign currency	4,667	74,555	21,228

A 10% change in the prevailing exchange rates as at December 31, 2017 and 2016, with all other variables held constant, would have had a $53 (2016 - $2.1 million) impact on the Company’s earnings.

(iii)	Price risk

Price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s future cash flows will fluctuate due to changes in gold and silver prices. The Company has not hedged any precious metal sales as part of the Company’s overall strategy.

A 10% increase or decrease in the gold price as at December 31, 2017, with all other variables held constant, would have resulted in a $0.7 million increase (decrease) to after-tax net income (loss) (December 31, 2016 - $nil).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(In thousands of United States Dollars, unless otherwise noted)

28.	Related party transactions

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts were unsecured, non-interest bearing and have no specific terms of settlement.

Transactions with key management personnel were as follows:

	Year ended December 31,
	2017	2016
	$	$
Salaries and benefits	1,797	3,694
Share-based payments	736	313
Total compensation	2,533	4,007

Key management personnel consist of directors and officers of the Company. No other related party transactions have taken place during 2017 or 2016.

29.	Subsequent events

a)

Subsequent to year-end, the Company granted 2,590,000 stock options (exercisable at a price of C$1.07) and 2,326,850 restricted share units (“RSUs”). RSUs are awards for service which upon vesting and settlement entitle the recipient to receive a cash payment equal to the fair market value of a common share at the vesting date. Vesting conditions for RSUs are set by the Board and, in this event, the RSUs are to vest in three equal tranches over a service period of three years.

b)

On February 22, 2018, the Company agreed to the RK Term Sheet, whereby the Company would be able to defer the repayment of principal associated with the long-term debt by up to three years (repayment commencing on July 2021) (note 18). An initial one-year deferral is subject primarily to fees and the finalization of definitive documentation, while a further two-year deferral is subject to additional customary conditions precedent which would have to be complied with by June 30, 2019.